

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 12, 2017

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
301 N. Canon Drive, Suite 305
Beverly Hill, CA 90210

> **Re: Genius Brands International, Inc.
> Registration Statement on Form S-1
> Filed November 20, 2017
> File No. 333-221683**

Dear Mr. Heyward:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 19

1. Please revise your selling security holders table on page 19 to clarify the number of shares beneficially owned prior to the offering. For example, if the number of shares of common stock beneficially owned prior to the offering does not include the shares of common stock being offered under this registration statement, please provide related clarifying disclosure in this section.

2. In addition, please revise your selling security holders table to clarify the number of shares of common stock beneficially owned after the offering. In that regard, it appears that you have included the shares of common stock to be offered in this registration statement in the column "Number of Shares of Common Stock Beneficially Owned After Offering." It is also not clear how the information in such column relates to the information under the column "Number of Shares of Common Stock Underlying Options or Warrants Beneficially Owned After Offering."

Incorporation of Certain Documents by Reference, page 28

3. We note that you have incorporated by reference the filings listed on page 28 as well as any documents that you file with the SEC under Sections 13(a), 13(c), 14 or 15(d) after the date of the prospectus until the termination of the offering. However, it appears that you do not satisfy General Instruction VII.D.1(c) of Form S-1 and are, therefore, ineligible to use incorporation by reference in your registration statement on Form S-1. In that regard, incorporation by reference is not available for registrants that during the past three years were issuers for offerings of penny stock as defined in Rule 3a51-1 of the Exchange Act. Please revise accordingly or advise.

Signatures, page II-6

4. Please revise the second half of your signature page to include the signature of your principal accounting officer or controller. To the extent any of the listed signatories are also signing in either of the aforementioned capacities, please revise to clarify. Refer to Instructions 1 and 2 to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey P. Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.